UNITED STATES
                   SECURITIES & EXCHANGE COMMISSION
                        Washington, D.C.  20549

                            SCHEDULE 13E-3

                   Rule 13e-3 TRANSACTION STATEMENT
  (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                           [Amendment No. 1]

                           TELEOPTICS, INC.
                           (Name of Issuer)

                                Issuer
                 (Name of Person(s) Filing Statement)

        Common Stock                                 879247 104
(Title of Class of Securities)          (CUSIP Number of Class of Securities)

                        Eugene M. Kennedy, Esq.
  517 Southwest 1st Avenue, Ft. Lauderdale, FL 33301; Tel:  (954) 524-4155
          (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications on
                   Behalf of Person(s) Filing Statement)

This amended statement is filed in connection with an Information Statement regarding an increase in the Issuer's authorized Common Stock. Rule 13c-3 does not apply to the transaction reported. Accordingly, no Schedule 13E-3 is applicable.

[X] a. The filing of an information statement subject to Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] under the Securities Exchange Act of 1934.

[  ] b.   The filing of a registration statement under the Securities Act of 1933.

[  ] c.   A tender offer.

[  ] d.   None of the above.

[  ]      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:


                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        TELEOPTICS, INC.




                                        BY:/s/John Little
                                           John Little, President


                                        Dated: November 2, 1999